Exhibit 99.1

Contact:
Gilad Yehudai
CFO
(972) 77-774-5060
gilady@radcom.com

FOR IMMEDIATE RELEASE

RADCOM RETURNS TO POSITIVE MOMENTUM IN Q4:
REVENUES OF $5.2M RETURNS COMPANY TO OPERATING PROFIT
(NON-GAAP); STRONG BOOKINGS BUILD BACKLOG TO $20M

- Near-Record Backlog, Reduced Operating Expenses & High-
Potential New Products Set Stage for Top-Line & Bottom-Line
Growth in 2013 -

TEL-AVIV, Israel – January 29, 2013-- RADCOM Ltd. (RADCOM) (NASDAQ: RDCM) today announced its financial results for the fourth quarter and full year ended December 31, 2012.

In $ thousands	Q4 2012	Q3 2012
Revenues	$5,152	$3,030
Gross margin	64.2%	57%
Operating loss	$(201)	$(1,803)
Operating income (loss) (non-GAAP)	$73	$(1,677)
Net loss	$(332)	$(1,810)
Net loss (non-GAAP)	$(58)	$(1,684)

Results for the Fourth Quarter of 2012: Revenues for the quarter totaled $5.2 million, a 70% increase compared with $3.0 million in the third quarter. Revenues for the fourth quarter of 2011 were $7.0 million.

The strong bookings received during the quarter (with an above-1 book-to-bill ratio) enabled the Company to increase its backlog to a near-record $19.7 million. The majority of the new bookings are fast-path expansion orders initiated by existing customers with shorter time frames and more expedited sign-off terms, on average, than initial orders. This, coupled with the fact that most of the projects in the Company’s backlog have now reached an advanced execution stage, improves the Company’s visibility regarding its ability to deliver significant revenue growth in 2013.

The Company’s net loss for the quarter was ($332,000), or ($0.05) per ordinary share (basic and diluted), reflecting the higher revenues and lower expenses, countered by financial expenses and an inventory write-off of approximately $200,000. This was a significant improvement from the Company’s net loss of $(1.8 million), or $(0.28) per ordinary share (basic and diluted), recorded in the third quarter of 2012. Net income for the fourth quarter of 2011 was $64,000, or $0.01 per share.

During the fourth quarter, the Company completed its cost reduction program. As a result, the Company was able to return to profitability on a non-GAAP operating basis, delivering non-GAAP operating income of $73,000 for the fourth quarter of 2012, compared with a non-GAAP operating loss of $(1.7 million) in the third quarter of 2012. This operating income included the impact of the inventory write-off, without which the Company would have recorded non-GAAP operating income of more than $250,000.

On a non-GAAP basis, the Company achieved near-break-even with a net loss of $(58,000), or ($0.01) per ordinary share (basic and diluted) for the fourth quarter of 2012, compared with $(1.7 million), or $(0.26) per ordinary share (basic and diluted), for the third quarter of 2012, and a net income of $268,000, or $0.o4 per ordinary share (basic and diluted), for the fourth quarter of 2011.

Comments of Management

Commenting on the results, David Ripstein, RADCOM's CEO, said, “We are pleased to report that we have returned to significant forward momentum, with our results benefitting from the market’s strong need for Customer Experience solutions in an era of unprecedented network congestion."

“The quarter was another period of exceedingly strong bookings, especially from existing Tier-One customers, who have already received significant value from our Customer Experience solutions. In fact, we now have an active customer base of over 60 customers, many of whom continue to build new capabilities into their RADCOM deployments as they roll out new LTE networks and next-generation services. We are particularly excited by their initial reaction to our new QiSolve offering, a powerful SON (Self Organizing Network)-type solution that automatically identifies cell congestion in real time and intelligently helps to optimize network efficiency. This emerging market area has recently received confirmation through a major acquisition carried out by one of the industry’s largest networks players, and we believe it can become a future growth driver to RADCOM as well.”

Mr. Ripstein continued, "Equally important, our business continues to migrate to quality. With a higher proportion of sales from top-tier and repeat customers, we have been able to achieve better payment terms on average, and to accelerate the revenue recognition process in many cases. This, together with the cost reductions that we have achieved over the past three quarters, enables us to project accelerated growth in the year to come."

“As such, we are very optimistic as we move into 2013. With a near-record backlog, high-potential new products, stronger-than-ever interest in our solutions, a smooth-working global organization and a lean operating model, we are positioned to generate significant top-line and bottom-line growth in 2013 and beyond.”

Results for the Full Year 2012: For the full year 2012, the Company's revenues totaled $15.8 million compared with $22.0 million for 2011. The decline reflected the effect of the market slowdown on the Company’s performance throughout 2012, countered partially by its return to growth during the fourth quarter.

The Company reported a net loss for 2012 of $(6.0 million), or $(o.93) per ordinary share (basic and diluted), compared with $(1.9 million), or $(o.30) per ordinary share (basic and diluted), for 2011. Non-GAAP net loss for 2012 was $(5.3 million), or $(0.83) per diluted share, compared with $(1.1 million), or ($(0.17) diluted per share for 2011.

The Company revised its operating results for the quarter ended March 31, 2012, reducing the revenues related primarily to a sale to a distributor which was subsequently put on hold by the distributor’s end-customer for reasons unrelated to RADCOM.  The effect of the adjustment was to reduce the revenue for the first quarter of the year by $1.4 million to $4.2 million and to increase the period’s net loss by $1.2 million to $2.0 million. All comparative information in this release is on a revised basis.

Earnings Conference Call

RADCOM's management will hold an interactive conference call today at 9:00 AM Eastern Time (16:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from January 30th on RADCOM's website.

##

About RADCOM
RADCOM provides innovative service assurance solutions for communications service providers and equipment vendors. RADCOM specializes in solutions for next-generation networks, both wireless and wireline. RADCOM's comprehensive, carrier-strength solutions are used to prevent service provider revenue leakage and to enable management of customer care. RADCOM's products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit http://www.RADCOM.com.

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
 (1000's of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Sales	$5,152	$7,004	$15,786	$21,987
Cost of sales	1,842	2,110	6,182	6,680
Gross profit	3,310	4,894	9,604	15,307
Research and development, gross	1,500	1,534	6,102	5,866
Less - royalty-bearing participation	427	229	1,567	1,235
Research and development, net	1,073	1,305	4,535	4,631
Sales and marketing	1,781	2,716	8,515	9,962
General and administrative	657	513	2,107	2,234
Total operating expenses	3,511	4,534	15,157	16,827
Operating income (loss)	(201)	360	(5,553)	(1,520)
Financing expenses, net	(131)	(296)	(314)	(384)
Taxes on Income	-	-	(120)	-

Net income (loss)	(332)	64	(5,987)	(1,904)
Basic net income (loss) per ordinary Share	$(0.05)	$0.01	$(0.93)	$(0.30)
Diluted net income (loss) per ordinary share	$(0.05)	$0.01	$(0.93)	$(0.30)
Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	6,449,780	6,398,885	6,442,068	6,367,560
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	6,449,780	6,708,515	6,442,068	6,367,560

RADCOM Ltd.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP net income (loss)	$(332)	$64	$(5,987)	$(1,904)
Stock-based compensation (1)	274	204	672	824
Non-GAAP net income (loss)	$(58)	$268	$(5,315)	$(1,080)
Non-GAAP earnings (loss) per share (diluted)	$(0.01)	$0.04	$(0.83)	$(0.17)

Number of shares used in computing Non-GAAP earnings (loss) per share (diluted)	6,449,780	6,708,515	6,442,068	6,367,560

(1) Stock-based compensation:
Cost of sales	1	4	14	27
Research and development	61	41	205	218
Selling and marketing	33	34	167	231
General and administrative	179	125	286	348
	274	204	672	824

RADCOM Ltd.
Consolidated Balance Sheets
(1000's of U.S. dollars)

	As of	As of
	December 31, 2012	December 31, 2011
	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	1,474	2,901
Short term deposits	1,452	-
Trade receivables, net	3,292	5,389
Inventories	6,736	6,590
Other receivables	2,685	3,490
Total Current Assets	15,639	18,370

Severance pay fund	3,090	2,674

Property and equipment, net	268	301

Total Assets	18,997	21,345

Liabilities and Shareholders' Equity
Current Liabilities
Short term bank credit	1,058	-
Short term loans	1,527	-
Trade payables	1,920	2,703
Employee and payroll accruals	2,018	2,087
Deferred revenue and advances from customers	2,100	894
Other payables and accrued expenses	1,822	2,016
Total Current Liabilities	10,445	7,700
Long-Term Liabilities
Deferred revenue	37	161
Accrued severance pay	3,518	3,092
Total Long-Term Liabilities	3,555	3,253

Total Liabilities	14,000	10,953

Shareholders' Equity
Share capital	251	250
Additional paid-in capital	61,469	60,754
Accumulated other comprehensive loss	(322)	(197)
Accumulated deficit	(56,401)	(50,415)
Total Shareholders' Equity	4,997	10,392

Total Liabilities and Shareholders' Equity	18,997	21,345